Exhibit 99.1

1 Investor D ay 2023 INTR | Nasdaq Listed

Disclaimer

This presentation may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies.

These statements are based on current expectations and assumptions made by our management. Although our management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements. We can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations. These risks and uncertainties include, but are not limited to, our ability to realize the projected synergies and our projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors.

Statements contained in this presentation that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as "estimate", "project", "predict", "plan", "believe", "can", "expectation", "anticipate", "intend", "aimed", "potential", "may", "will/shall" and similar terms, or the negative of these expressions, may identify forward looking statements. Any forward-looking statement made by us in this presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

For additional information that about factors that may lead to results that are different from our estimates, please refer to sections "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" of Inter&Co Annual Report on Form 20-F.

In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter's quarterly earnings release available at: https://ri.bancointer.com.br/en/investor-updates/financial-information/. The numbers for our key metrics (Unit Economics), which include active users, average revenue per active client (ARPAC), cost to serve (CTS) and cross selling index (CSI), are calculated using Inter's internal data. Whether based on what we believe to be reasonable estimates, there are challenges inherent in measuring the use of our products. In addition, we continually seek to improve estimates of our user base, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics.

About Non-IFRS Financial Measures

To supplement the financial measures of this presentation, Inter&Co also presents non-IFRS measures of financial performance. The non-IFRS Financial Measures include, among others: EBITDA Margin, Floating Revenue, Cards revenue, Credit Underwriting, Inter Shop Gross and Net revenue, Inter Invest Gross and Net revenue, Insurance revenue, Cross Border TPV, Cards TPV, Cross Border Average balance, ARPAC, ARPAC net of interest expense, CTS, NIM, Interest Earning Assets, Interest bearing liabilities, Cost to Income, ROE, ROA, Cost of funding, Net take rate, Gross Take rate, NPL >90 days, Coverage ratio, Funding, Total Gross revenue, Gross Revenue Yield, Adjusted ARPAC, Adjusted ARPAC net of interest expense, Adjusted NIM, Adjusted Cost to Income, Adjusted Total Gross revenue, Adjusted Total Net revenue, Adjusted Gross Revenue Yield, Adjusted Net Income. A "non-IFRS financial measure" refers to a numerical measure of Inter&Co's historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co's financial statements.

Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co's performance to that of other companies. For a reconciliation of our non-IFRS measures, see our earnings release available at: https://ri.bancointer.com.br/en/investor-updates/financial-information/.

2

3 1. Welcome to Inter • Strategic Review • 2022 Achievements • Inter…And Beyond 2. Deep Dive Into Our Business • Our Solutions • Our Marketing & Distribution • Our Credit Underwriting • Our Technology & Data • Q&A 3. Financial Overview • Business Trends • Unit Economics Performance • Pro fit Generation • Q&A Agenda For Today

4 Welcome to inter

5 May 2022 Strategic Review of inter

6 1. Who Are We ? 2. What is Our Strategy ? 3. Why Do We Win ? 4. What Did We Accomplish in 2022 ? 5. Where Are We Heading in the Future ? Topics to Discuss Today

7 1. Who Are We ?

8 Empower People to Manage Their Finances & Daily Activities Through a Simple & Seamlessly Integrated Digital Experience Mission

9 Revolution We Started a Revolution in Brazilian Banking… …and Many Have Tried to Follow Our Footsteps & Innovations …But We Keep Pushing the Frontier…Beyond Banking Digital. Free. Full Service Expanding the Gap

10 Innovation Authorized to Operate as a Bank Wide Range of Financial Products Credibility Expertise in Offering Credit Experience in Highly Regulated Industry Strong Customer Base Low - Cost Structure Broad Digital Ecosystem Focus in UX Developed Platform with Low Execution Risk Cloud - Based Architecture Highly Scalable High Standards of Corporate Governance Innovation Driven Culture Uniquely Positioned in the Market Traditional Banks Are Trying to Enter / Shift Into the Digital Market… FinTech & Tech Firms Are Trying to Develop / Offer More Financial Services… …But They Lack the In - House Technology & DNA to Make the Transition Work …But They Lack the Banking Capabilities & Underwriting Expertise to Scale A Powerful Platform With the Power of a Full Bank Inside

11 Evolution 1.5 4.1 8.5 16.3 24.7 0.0 5.0 10.0 15.0 20.0 25.0 2018 2019 2020 2021 2022 Rapid Client Growth Total Clients in Millions 16 X

12 51% 52% 55% 58% 61% 3Q21 4Q21 1Q22 2Q22 3Q22 Evolution +1,000 bps Client Longevity % of Clients with >1 year of Activity at Inter

13 Evolution +2,400 bps 3Q22 1Q22 4Q21 3Q21 2Q21 4Q20 2Q20 3Q20 1Q20 4Q19 3Q19 1Q19 2Q22 1Q21 2Q19 66% 42% 3 or More Products Active Clients with 3 or More Products % of Total Active Clients Note 1: % of active clients that consumes three or more products in the end of the quarters. Were considered 73 products or group of fea tures, such as transactional banking services (PIX + wire transfers + withdrawl ), shopping purchases, credit card transactions, etc.

14 Inter Today

15 Leading SuperApp for Consumers & SMBs Complete Financial Power Today Everyday Commercial Activities Amazing Seamlessly - Integrated Experience 1 2 3

16 Today Shop Online Purchase in Store

17 Today Order Food for Delivery Order a Car or Taxi

18 Today Search for... ....and Consult a Doctor

19 Today

inter&CO

Results

Winning In the Market	Operating Efficiently	Producing Strong Results
24.7+ Million Total Clients[1]	**R$28** Cost to Acquire a New Client[2]	**R$22 Billion** Loan Portfolio[3] ↑ 47% Year-over-Year
R$28+ Billion Customer Deposits Attracted[4]	**R$17** Cost to Serve per Month[5]	**R$50** Adjusted ARPAC Per Month[6]
8% Market Share PIX Transacations[7]	**3.8%** NPL 90 Days[3]	**R$1.5 Billion** Gross Revenue[8] ↑ 84% Year-over-Year

Note 1: As of December 31st, 2022. **Note 2:** CAC = average cost to add a client to the platform, considering operating expenses for opening an account - such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter. As of September 30th, 2022. **Note 3:** Loan portfolio and NPL days includes Anticipation of Credit Card Receivables. As of September 30th, 2022. **Note 4:** As of September 30th, 2022. **Note 5:** CTS = [(Personnel Expenses + Other Administrative Expenses – Client Acquisition Cost) ÷ 3] ÷ Average Active Clients. As of September 30th, 2022. **Note 6:** Grross RPAC = (Interest income calculated using the effective interest method + revenues from services and commissions + income from securities + net gains (losses) from derivatives + other revenues) / average active clients of the quarter . Ajusted ARPAC excludes the non-recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Central Bank, divided by four. As of September 30th, 2022. Non-IFRS meausure. Non-Adjusted ARPAC for the 3Q22 was R$ 47, as disclosed in Company Fillings. release. **Note 7**: As of December 31st, 2022. **Note 8:** Gross Revenue = Interest income calculated using the effective interest method + (Revenue from services and commissions – Cashback Expenses) + Income from securities + Net gains / (losses) from derivatives + Other revenue.

20

21 2. What Is Our Strategy ?

22 1 2 3 Complete Banking Integrated Commerce Global Capabilities Build Client Base & Funding Grow Engagement & Monetization Expand Across Borders Simple Strategy Powerful Approach

23 1 Complete Banking Build Client Base, Trust & Funding

24 We Want to Help Our Clients Manage Their Money In a Better Way… 1 Inter Digital Account & Relationship for Everything

25 Deposit Save Pay

26 Credit Payroll Loan Home Equity Loan

27 Product Strategy High VALUE High VOLUME High VARIETY ARPAC Engagement Wallet Share

28 Penetration Innovation Expansion 3 Phases of Product Monetization

29 Create Functionality Drive Volumes Core Solutions Complementary Services Customer Experience Offers & Incentives Learn & Adapt Customer Insights Data & Underwriting Increase Engagement Grow Base Recurring Utilization Cross - Sell New Services Penetration Innovation Expansion 3 Phases of Product Monetization More Clients Larger Portfolio

30 Penetration 1. Convert Exisiting Clients 2. Attract More Deposits 3. Originate New Loans 4. Grow TPV ↑ NII ↑ % of Fee Income ↑ ARPAC We Measure Phase 1 Attractive Combination of: 1. Competitive Pricing 2. Differentiated Features 3. Good Quality Service We Grow We Promote NII 1 ARPAC 3 2015 2022 % of Fee Income 2 Monetizing Our Installed Base of Clients More Effectively Note 1: As of September 30 th , 2022. Note 2: Fee Income Ratio = (Net result from services and commissions + Other Revenues) / Total Net Revenues. As of September 30 th , 2022. Note 3: ARPAC = (interest income calculated using the effective interest method + revenues from services and commissions + income from securities + net gains (losses) from derivatives + other revenues) / average active clients of the quarter. Ajusted Gross ARPAC excludes the non - recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Centr al Bank, divided by four. As of September 30th, 2022. Non - Adjusted ARPAC for the 3Q22 was R$ 47, as disclosed in Company Fillings.

31 We Leverage Our Digital Account …To Learn Valuable Insights … About Our Clients’ Financial Lives Client Base Valuable Financial Insights Spending Trends Repayment Behaviors Income Patterns Credit Worthiness Depositing Saving Borrowing Spending Paying Investing Planning Preferences

Phase 2

Innovation

We Grow

1. **Improve** App Solutions
2. **Deploy** New Solutions
3. **Cross-Sell** Via InterApp

We Promote

Attractive Combination of:

1. Superior Functionality & Experience in App
2. Benefit of Additional Convenience Features

We Measure

↑ **Cross-Sell Index**

↑ **Revenue Diversification**

Active Clients with 3 or More Products[1]

% of Total Active Clients



66%
3 or More Products
42%
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22

Note 1: % of active clients that consumes three or more products in the end of the quarters. Were considered 73 products or group of features, such as transactional banking services (PIX + wire transfers + withdrawl), shopping purchases, credit card transactions, etc.

32

33 We Sell the Advantages of The Inter Super App …to Win New Customers Deposits & Loans Simple Interface Easy to Use Features Powerful Capabilities Convenient Solutions Attractive Pricing

34 Expansion 1. Win New Clients 2. Enter New Sectors 3. Expand to New Markets ↑ Client Growth ↑ Deposit Growth ↑ Portfolio Growth We Measure Phase 3 Attractive Combination of: 1. Our Brand Trust 2. Our Value Proposition 3. Extensibility We Grow We Promote 2018 2019 2020 2021 2022 Client Deposits Loan Portfolio Total Clients R$ 28 Billion Client Deposits 2 24.7 + Million Total Clients 1 R$ 22 Billion Loan Portfolio 3 Expanding Our Reach & Footprint to Grow the Base Note 1: As of December 31 st , 2022. Note 2: As of September 30 th , 2022. Note 3: Loan portfolio includes Anticipation of Credit Card Receivables. As of September 30 th , 2022.

35 2 Integrated Commerce Grow Engagement & Monetization

36 We Want to Help Clients Engage in Commerce More Effectively… Underwriting & Funding Their Purchases Seamlessly

37 We Are Also Developing & Embedding a Suite of “Everyday” Activities in Our App eCommerce Shop for Everything Communication Get Mobile Phone & Data Food Order & Pay for Meal Delivery Transportation Order a Car or Taxi Travel Reserve & Pay for Plane Flight Healthcare Find & Consult with a Doctor Shop Insurance Access 20 Different Insurance Products Investments Invest in Brail or US Securities …and More

38 Client Base Valuable Commercial Insights Selection Patterns Payment Preferences Shopping Behaviors Recurring Trends Browsing Shopping Selection Payment Recurrence Related Related Tastes Leveraging Transaction Activity… …To Learn Valuable Insights … About Our Clients’ Commercial Lives

39

Compounding Our Growth & ROE

We Create
Seamlessly Integrated
Commerce Activity

...To Increase
Engagement &
Monetization



Jan 19
Sep 22

R$**50**
Monthly ARPAC[1]

R$~**175** Million
Revenue[2]
Beyond Banking

Note 1: ARPAC = (Interest income calculated using the effective interest method + revenues from services and commissions + income from securities + net gains (losses) from derivatives + other revenues) / average active clients of the quarter . Ajusted ARPAC excludes the non-recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Central Bank, divided by four. As of September 30th, 2022. Non-IFRS measure. **Note 2:** Gross revenues from Inter Shop, Inter Seguros and Inter Invest. As of September 30th, 2022. Non-IFRS measure.

40

41 Compounding Our Proprietary Insights Into Monetization Opportunities Helping Clients Manage Their Money Helping Clients Use Their Money Better Control Greater Flexibility More Convenience Superior Engine for Growth & Long - Term ROE for Shareholders Superior Underwriting & Service ê NPL More Behavior Data Better Information & Insights é ROE

42 3 Global Capabilities Extend Across Borders

43 Leveraging Our Experience, Proprietary Insights & Capabilities …To Execute Our Playbook in New Markets Growing Our Addressable Market Local Coding Global Monetization

44 Expanding Our SuperApp to the USA …And Beyond? Global Account U.S.A Expansion Cross - Border Remittances U.S. Issued Card to Help Brazilians Spend Abroad Target Brazilians First...Then Everyone Else Leveraging #1 Position to Convert New Bank Clients

45 5.5k Global Accounts Opened Per Day 2 501k Global Accounts Active 1 Monetizing Our Existing Platform Further … To Increase Shareholder Returns Jan 2022 Sep 2022 Note 1: As of September 30 rd , 2022. Note 2: During the 3Q22.

46 3. Why Do We Win ?

47 4 Pillars of Our Winning Formula Consistent Culture of Innovation Powerful Technology Platform Proprietary Data & Analytics Full Bank Depository Capabilities 1 2 3 4

48 ü More Stability ü Attractive Source of Deposits ü Lower Cost of Funding ü More Financial Products ü On - Us Payment Processing ü Higher Transaction Limits Full Bank Depository Capabilities 1 Create Differentiated Benefits

49 Consistent Culture of Innovation 2 Proven Track Record of Disruption ü Prioritize Innovation Focusing Our Daily Conversations on Challenging the Status Quo Across the Organization ü Promote “Orange Blood” Building a Culture that is Passionate and Enthusiastic About Our Mission and Long Term Careers versus “ just another job ” ü Hire Creativity Proactively Looking “Beyond the Resume” to Search for People That Demonstrate Creativity ü Engineer “Super - Powers” Develop technology tools that “free” our employees from repeated redundant tasks and make it easier to try new solutions

50 Consistent Culture of Innovation 2 First… & 100% Digital Bank & 100% Cloud - Based Environment & Free Bank Account & Digitized Account Opening Process & Integrated Banking & Shopping & Integrated Telecom & Deposits with Boletos & Collateralized Credit Card & SuperLimit Credit & Invest - Now - Pay - Later & True Global Account 1 st’s Our (Still Growing) List of: …Plus a few more but we ran out of room

51 Powerful Technology Platform 3 Inter App Inter Gateway Inter MicroServices Inter Core Inter Cloud 1 2 3 4 5 Provide Operating Efficiencies Significant Investments in Proprietary Technologies

52 Proprietary Data & Analytics 4 More Personalized Digital Experience More Effective Cross - Sell More Tailored Marketplace Offerings Better Offers & Promotions More Intelligent Product Development Superior Fraud Protection 360 o Vision Insights Machine A.I. R&D inter Brain Advanced Analytical Capabilities 550+ Proprietary Data Points Per Client 7,000+ Business Intelligence Dashboards Unique & Proprietary Dataset

53 Powerful Competitive Advantages Market Attract & Win Clients More Productively Financial Convert & Monetize More Profitably Operating Run Our Business More Efficiently

54 Market Advantages More Choice & Funcationality Breadth of Solutions 1 Large Suite of Banking, Commerce & Global Solutions Superior Client Expereince Seamless Integration 2 All Delivered in 1 SuperApp Better Value Proposition Attractive Characteristics 3 ü Simple & Easy to Use ü Convenient & Reliable ü Attractively Priced

55 Operating Advantages No Heavy Burdens Asset - Light Business Model 1 No Expensive Branches or Legacy Infrastructure More Efficient Scalability 100% Cloud Infrastructure 2 Highly Scalable and Extensible Deployment Lower Operating Costs Efficient Processes 3 Digital Automation for Client Acquisition, Onboarding & Service

56 Financial Advantages More Growth Opportunities Embedded Growth 1 Banking & Commerce Solutions Feed Each Other Higher Revenue Yield Better Economics 2 Increasing ARPACs Across all Cohorts Better Path to Profitability Lower Costs 3 ü Low Cost to Acquire ü Low Cost to Serve ü Low Cost of Funding ü Low Cost of Risk

57 4. What Did We Accomplish in 2022 ?

58 2022 Gained Scale 2019 2020 2021 3Q 2022 2019 2020 2021 3Q 2022 2019 2020 2021 3Q 2022 24.7 + Million Total Clients 1 R$ 28 + Billion Customer Deposits Attracted 2 R$ 22 Billion Loan Portfolio 3 ↑ 47% Year - over - Year 4 Note 1: As of December 31 st , 2022. Note 2: As of September 30 th , 2022. Note 3: Loan portfolio Anticipation of Credit Card Receivables. As of September 30 th , 2022. Note 4: Loan portfolio as of September 30 th , 2022 compared to Loan portfolio as of September 30 th , 2021. 2022

59 2022 Enhanced Our Team Flavio Queijo Head of Real Estate Business Danilo Coelho Head of Credit underwriting Santiago Stel Head of Strategy & IR

60 2022 Market Achievements World’s Best Banks #2 in Brazil Best ESG for Brazil Award By Humanizadas # 1 Super App Digital Bank Digital Broker By iBest Best of Brazil Awards # 1 Consumer - Centric Bank By The Global Economics # 1 Bank Services By Estadao # 2 Best Customer Service By Instituto MESC for Digital Banks

61 2022 New Solutions Launched InterCash Automatically Invest Cashback into Our Investment Vehicles U.S. Investments Access for Brazilian Clients to Invest in U.S. Securities FGTS Clients Can Borrow Funds Collateralized by their Unemployment Fund (FGTS) Open Banking Clients Can Deposit Funds from Another Bank to Inter within the Inter App Dr. Inter Telehealth Providing Consumers with Digital Health Consultations Global Account Enabling Brazilians to Purchase & Transact Efficiently in the U.S. InvestNowPayLater Enabling Customers to Invest More Easily Better Ways to Invest More Functionality Global Access

62 2022 Operating Achievements 84 Net Promoter Score 3Q22 Achieved Highest NPS Ever Enhanced Technology Platform Launched U.S. Operations 1 st to Migrate from B3 to the Nasdaq

63 5. Where Are We Heading in the Future ?

64 Our Future Priorities Drive Growth Keep Innovating Increase Our Returns

65 Marketing Initiatives Product Development Operating Decisions • New Mix in Spend to Product & Brand • New Football Sponsorships • Account Overdraft • BNPL • Headcount Flat Until 2024 Tactical Decisions Drive Revenue & ARPAC Drive Account Openings Drive Operating Margin Our Future Priorities

66 Strategic Moves Sector Adjacencies • Expansion in Healthcare • Entry in 2 - 3 New Sectors Geographic Expansion • U.S. Penetration • 1 - 2 Countries in Americas • 1 - 2 Countries in Europe Expand Addressable Market Grow Revenue Pools Strategic Investments • Launch of InterVentures for Investments in Fintech • Strategic Acquisitions Build Channel Opportunities Our Future Priorities

67 Long - Term Targets for 2027 60 MM 30% 30 % Return on Equity (ROE) Producing Higher Profits More Efficiently Clients Efficiency Ratio Generating Operating Leverage to Increase Our Profitability More Than Doubling Our Client Base in Current Markets

68 Deep Dive into Our Businesses

69 More ARPAC High Value Products Credit Deposits High Volume Products More Engagement Cards PIX Commerce High Variety of Products Investments Insurance …& Beyond More Wallet Share Our Product Strategy Deepen Client Relationships Improve Unit Economics Strengthen Market Position Creating Differentiated Products that Are…

70 Best - in - Class Products Across 2 Ecosystems …in… 1 Super App inter Financial Helping Clients Manage Their Money 1 inter Commerce Helping Clients Use Their Money 2 Day - to - Day Banking Credit & Debit Card Credit Marketplace Insurance Investments …& Beyond

71 With +100 Products… …to Serve the Daily Needs of All Clients

72 …Across 8 Product Categories Inter Finance Spending 1 Inter Commerce Day - to - Day Banking 2 Credit 3 Investments 4 Shop 5 Insurance 6 Global Account 7 Commerce Plus 8

73 May 2022 Inter Day - to - Day Banking

74 Day - to - Day Banking World Class Experience

75 Present in every moment of our client’s daily life Buys coffee PIX Gets salary paid Digital account Pays bills Payments Take out a Home Equity Credit products Gives money to their children Kids Account Manages its company payroll Business Account Shopping Credit card

76 Day - to - Day Banking Overview of Solutions Digital Account Cards Payments Checking (Demand) Savings Time Deposits Banking APIs Debit Credit Virtual VIP Credit Paid Instantly PIX Boleto QR Code Wire Transfers Bill Payments AutoPay Business Payroll

77 Banking Our Differentiation We’re a Full Licensed Bank… …With the Speed of a FinTech Disruptor +

78 Banking Our Performance + 24.7mm Total Clients 1 +28bn Customer Deposits 2 ~8% PIX Market Share 5 +500bn TPV 3 LTM (including PIX) 60% Primary Banking Relationship 4 Note 1: As of December 31 st , 2022. Note 2 : Customer Deposits = Liabilities with customers + Securities issued. As of September 30 th , 2022. Non - IFRS measure. Note 3 : Cards and PIX TPV, as of September 30 th, , 2022. Note 4: Customers who had 50% or more of their monthly income after tax flowing in their Inter account during the month. Note 5: Involved in a pr in 8% of all Pix transactions by volume. Globlal .. As of December 31 st , 2022.

79 May 2022 Inter Credit

80 Credit Overview of Solutions Real Estate • Mortgages • Home Equity • Construction financing Payroll • Public • Private • INSS Credit Card • Revolving • Installments • CDB + Limite Businesses • Factoring Receivables • Corporate Loans • Collateralized Loans • Agri Loans FGTS • Retirement Booked Loan 70 % Collateralized Secured 1 Unsecured Only15% of credit card balances are interest bearing .. Note 1: As of September 30, 2022.

81 Credit Our Differentiation We Have a Superior Digital Underwriting Engine 1 Coupled with a Low - Risk Portfolio 1 Richest Data Set 550 Proprietary Indicators from InterShop & Invest Data From Customer Onboarding 4k+ Data Points from 8 Different 3 rd - Party Sources Augmented by Data Science 70.0% 30.0% Collateralized Uncollateralized ML - Based Credit Models Experienced Credit Team .. Note 1: As of September 30, 2022.

82 Credit Our Loan Portfolio Composition Gross Loan Portfolio 1 (R$ Billion) 2018 Regional bank Today Voiceover: “Since 2018, we have significantly diversified our loan portfolio by expanding into CC, SME and Agri lending, which has resulted in [528]% growth of our credit book as well as meaningful increase in asset yields.” Fully diversified Lender 60% CAGR Portfolio Growth Real Estate Payroll Credit Card SME Lending Real Estate Payroll FGTS Since 2018 58% 52% 40% 29% 27% 24% 21% 18% 20% 21% 2% 8% 10% 18% 17% 14% 2% 4% 3% 10% 17% 22% 28% 29% 2% 5% 3.3 4.8 8.8 17.5 22.0 2018 2019 2020 2021 3Q22 Note 1: Loan Portfolio = Loans and advances to customers + Anticipation of Credit Card Receivables, disclosed in note 9.a of the Fina nci al Statements, line " "Loans to financial institutions”. Note 2: 2018 loan portfolio are BACEN GAAP metrics. 2

83 1,247 Inter Legacy Bank 1 Digital Bank 3 Legacy Bank 2 Legacy Bank 3 Digital Bank 2 Digital Bank 1 Huge Opportunity to Increase Credit Penetration 1 Note 1: Average loan balance per total client according to the competitor's financial statements as of September 30 th , 2022. 7x Lower than Peer Median Loan balance per client 1 In R $, per client R$ 9,125 Medium R$ 7,761 Average

84 May 2022 Inter Insurance

85 Insurance Overview of Solutions Full range of insurance products Underwritten by our partners Delivered via an asset - light brokerage model with ZERO balance sheet risk We protect all the important assets and aspects of our clients’ lives Life Property Health Pet Pix

86 Insurance We Continue to Expand Our Offerings Unique execution speed and time to market + 20 products in just 3 years PIX And we continue to launch new products Pet SME Launched in 4Q 2022 Launched in 4Q 2022 Launched in 4Q 2022 Protection against unauthorized transfers due to hacks, robbery or forced coercion Protection for your pets, including vaccines, surgeries, treatments and more General liability, professional liability, corporate credit card insurance and more

87 Insurance Our Differentiation Leverage Data to Drive Conversion and Cross Selling Credit cards Protected card Inter Shop Cellphone insurance Inter Travel Travel insurance Pix Pix insurance Investment Pension plans Credit Financial protection Complete spectrum of coverage for ALL consumer needs 100% ONLINE – the only digital player offering insurance at scale Buy with ONE click Best - in - Class Experience Ability to Grow Quickly Fully DIGITAL streamlined operations BROKERAGE model enables rapid expansion and new product launches Highly SCALABLE infrastructure and team drives attractive margins Customer SEGMENTATION to provide targeted policies Leverage BEHAVIORAL data to preempt customer needs CROSS - SELL insurance based on other Inter product purchased and usage Note 1: As of September 30, 2022.

88 Insurance Our Client Engagement & Performance + 1.1 million Active contracts 1 More than 10x in just 3 years 0.1 0.3 0.8 1.1 2019 2020 2021 3Q 2022 Diversified revenues Recurring, Resilient and Growing Advantaged Monetization Across 3 Revenue Streams Multi - year COMMISSIONS earned on brokered policies UPFRONT PAYMENTS negotiated with underwriters PERFORMANCE fees linked to origination volume Note 1: Active insurance contracts at the end pf the period.

89 May 2022 Inter Invest

90 A Digital Experience A Leading Investment Platform Providing Focused on Retail and SME Clients Delivered 100% Via B2C… …and Bypassing the FA Channel

91 Digital < R$ 50k AUC Tailored Advisory Service Levels for Each Client Type… High - Touch Self - Service One R$ 50k – R$ 250k AUC Black R$ 250k – R$ 1MM AUC WIN > R$ 1MM AUC 1 advisor for every 3,000 clients No Advisor 1 advisor for every 1,000 clients 1 advisor for every 150 clients Note: As of September 30, 2022.

92 …While Offering the Same Investment Products For All Clients Regardless of Service Level… Digital Brokerage Structured Products Inter Funds Retirement US Equities 3 rd Party Fixed Income Brazilian Equities Inter Fixed Income 3 rd Party Investment Funds

93 …and Unique Content & Tools for All Investors Education Research By Inter Learn to Invest Step - by - Step Videos, Blog, news, etc. Robo - Advisory Virtual Investment Assistant Invest Shop Trading tools, tax filing, etc. Tools Invest Teach P aid Online Courses Communities By Inter Beginners Advanced Investors

94 Debt Capital Markets Institutional Trading desk Custody & Other Funds Services Our Success in Brokerage has Enabled Us to Expand Our Offerings Equity Capital Markets Customized Solutions Inter Funds Inter Asset Management For Retail & SME Managed Accounts Across All Asset Classes Inter - Exclusive Funds Distributed i nternally and externally Capital Markets Solutions For Corporates

95 Brokerage Capital Markets Solutions Creating a Unique Self - Reinforcing Ecosystem Captive Distribution Channel Inter Asset Management Debt & Equity Issuances Captive Distribution Channel Tech, Infrastructure & Market Insight All of Which Provides Us With Competitive Differentiation Debt & Equity Issuances

96 Invest Our Differentiation Attractive Pricing × No intermediaries × No physical overhead ü Cashback rewards ü Commission free trading, low - cost funds Low - Cost Model Savings for our Customers Customer - Centric Model Simple Democratized No Conflicts of Interest ü Better yields & pricing ü Share best practices ü Higher engagement ü Member get Member • Buy an investment today • Pay one month later with your credit card Product Innovation Invest Now Pay Later Invest With Your Community Buy with one click all in one app All products for all customers As is inherent to the financial advisor model

97 Invest Our Client Engagement & Performance R$ 61.6 billion 1 Assets under Custody +31% YoY +2.4 million 1 Active clients +36% YoY 0.5 1.2 2.0 2.4 2019 2020 2021 3Q22 +1 million clients 1 With Multiple Inter Products +21% YoY 0.9 1.0 1.4 0.4 0.9 1.0 2020 2021 3Q 2022 # of clients with one product in their portfolio # of clients with two or more products in their portfolio 46.9 49.2 52.5 53.4 61.6 3Q21 4Q21 1Q22 2Q22 3Q22 Note 1: As of September 30 th , 2022.

98 Inter Shop

99 Our Most Impactful Innovation 1. Broad Variety of Retail Products 2. The Best Cashback Rewards 3. Unique Discounts & Promotions

100 We Partner with the Best Brands and Retailers in Brazil and Across the World…

Inter Shop **Our Differentiation**

...to Provide Our Customers with a Highly Differentiated Product Experience

Broad
Product Suite

~1 million SKUs[1]

Across >900 merchants[1]

Superior
Personalization

Customized offers & promotions

Time-saving automation at checkout

Safe & Reliable
Experience

Transact online safely

100% payment approval

Attractive
Incentives

We provide the highest cashback in the market

Innovative
SuperLimit

Additional credit capacity to finance transactions on the platform

Accelerate your credit building

Note 1: As of December 31st, 2022.

101

102 Inter Shop Our Client Engagement & Performance 5.5% Net Take - rate +5. p.p. YoY Take - Rate Evolution 1 (%) 1.2 3.5 4.1 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 2020 2021 LTM 3Q22 Gross merchandise volume 1 (R$ Billion) Note 1: As of September 30, 2022, 9M average 10.9% Take - rate +4.5 p.p. YoY

103 May 2022 Inter Commerce Plus

104 Inter Commerce Plus Strategy We help customers manage all their spending activity From the most quotidian day - to - day transactions – like ordering food or paying electric bills... …to the most important pursuits – such as caring for your health… Inter will help you achieve it Why Do We Do It? To drive engagement with our SuperApp Which fosters loyalty to the Inter Brand And creates “stickier” customers Who will adopt more products within our ecosystem Which feeds our data engine and enables us to Better serve the consumer What Do We Do?

105 Inter Commerce Plus Overview of Solutions Inter Cel Duo Gourmet Travel Dr. Inter Gift Card Inter Arcade Mobile Virtual Network Operator for Vivo Subscription service for restaurant discounts and promotions Book flights and hotels conveniently in - app TeleHealth platform: Scheduling and online consultations Easy to use, save and gift + cashback rewards Gaming subscription program with >1,000 games

Inter Commerce Plus Dr. Inter — A Unique TeleHealth Platform


Doutor Inter
Sua saúde em dia e na palma da sua mão.
Agende ou faça sua consulta com diversos profissionais de saúde direto pelo nosso app, ganhe desconto em farmácias e muito mais!
Sua primeira consulta é por nossa conta!
Contrate e ganhe uma consulta de pronto atendimento pra você e os integrantes da sua assinatura.

Convenient
- Schedule appointments in one click
- Virtual consultations from home

Fast & Simple
- Intuitive user interface
- ~7 minute average wait times

Complete
- General practitioners and specialists
- Pscycologists, nutritionists, and more


Doutor Inter
Seu plano de assinatura mensal de telemedicina
Por R$ 4,90/mês você tem desconto em farmácias, realiza consultas médicas com diversos profissionais de saúde direto pelo app e muito mais!
Outubro Rosa: prevenir é cuidar!
Pratique o autocuidado por meio da telemedicina.
Quero me cuidar

Monthly membership plans

+


Pronto atendimento
R$ 45,90 por consulta
Médicos especialistas
R$ 70,00 por consulta
Psicólogos
R$ 42,90 por consulta
Nutricionistas
R$ 42,90 por consulta
Mostrar todas especialidades

Tiered pricing based on consultation needs

106

107 May 2022 Inter Global

108 We’re Taking Our SuperApp Global inter Financial inter Commerce Banking Credit Insurance Investments Marketplace Cross - Border Telecom …Beyond For Brazilians For US Residents Global Account U.S. Issued Card Global Investing U.S. Investments “FX as a Service” Including Mass Payouts Local Banking Day - to - Day Banking Local Investing Via Partnerships Global Remittances Sending Money Abroad Gift Cards For Online Spending

109 For Brazilians Global Account U.S. Issued Card Global Investing U.S. Investments Inter Financial ü Simple Swipe from Brazilian account to the Global Account with one click ü Cost Savings Save on taxes and expensive FX conversion fees when traveling or ü Democratized Access Enabling Brazilians to have a U.S. local account and receive payments ü Diversify Portfolios Provide access to securities listed on U.S. exchanges inter Commerce “FX as a Service” Including Mass Payouts Our Differentiation Inter Global

110 Local Banking Day - to - Day Banking Local Investing Via Partnerships ü Expertise In the Brazilian diaspora ü Experienced +16 years in the U.S. market via our acquisition of USEND ü Local Team Operating from LA, Miami, and other US cities ü Fully Licensed To provide financial services in 40 U.S. states Global Remittances Sending Money Abroad Gift Cards For Online Spending Inter Financial inter Commerce For US Residents Our Differentiation Inter Global

111 Global Account Our Client Engagement & Performance +500k Global accounts 1 Global Accounts In Thousands 50 141 501 1Q22 2Q22 3Q22 +10x + 5,500 New Global Accounts Opened per Business Day 2 Note 1: As of September 30th, 2022. Note 2: During the 3Q22.

Our Marketing & Distribution 112

Responsible for leading the bank revolution in Brazil, we now deliver the most disruptive solution to enhance our customers ' lives .. 113

Launched Brazil's first digital account The first bank to offer a complete marketplace Launched first super app. 114

Solve your banking life? Shopping for your home? Book the next family vacation ? Purchase insurance to protect your family? Order food delivery? And invest for the future? 115

Whatever our consumers desire , we deliver .. 116

THE RESULT? So many customers passionate about inter .. 117

118

Love for Inter Knows No Bounds 119

The Self - Fulfilling Flywheel Powerful Brand Client Acquisition More Engagement Better Experience 120

Brand Strategy Driven Through High Impact & Consistent communication Voice to the brand 332MM views on our last awareness campaigns 36MM searches on Google for Inter 1 +80% more engagement of our audience vs LY in Social Media InterLovers on our Social channels + R$ 1.3 Billions Advertising Value Equivalency * w/ 70% positive mentions Press interest across Brazil * The value to quantify the sucess of PR efforts as a monetary value Brand Power 1. Note 1: Betwenn January 1st, 2022 and October 31st, 2022. 121

6 % reduction of our client acquisition cost YoY 2 +7 % increase of account requests YoY 2 +3/4 of total installs happen Organically 1 Organic Client Acquisition 2. Rapidly Increasing Organic Acquisition Organic App Installs as % of all installs 1 Note 1 : Source : Google Play and Apple Store. number of App Installs from Search, Navigation and Referrals .. Does not include installs coming from paid media sources .. Note 2: YoY as of September 30th, 2022. 78.20% 77.42% 71.29% 64.10% 64.98% 62.25% 51.32% 122 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22

Client Engagament 3. Content Leadership CRM Segment Targeting Keep clients informed to more effectively manage investments Helping entrepreneurs grow business at “entrepreneur week” +39x Conversion 2 +23x Return on Investment 2 Email tests run for our Investment business unit (treasure engagement campaigns) enabled us to reach such amazing marks: +600 bps on Inter’s average engagement Social Media Engagement 10 + MM followers 1 +80% more engagement of our audience vs LY in Social Media +83% positive comments of our audience vs LY in Social Media Note 1: As of September 30th, 2022. Note 2: Comparison made between two different segmentation approaches, one more manual and the other based on machine learning algorithms .. 123

Case Study

InterShop Campaign: Washing Machine Promotion


Inter PF
now
Sua máquina lava e seca chegou
Aproveite no Inter Shop com até 20% OFF + até 10% de cashback e parcele em até 12x sem juros. Vem!
slide to view

Shift from Manual to Algorithm driven recommendations

Massive Impact on ROI[1]

+15x
Increase in conversion

35%
Greater GMV

1/10
Submissions

Note 1: Comparison made between two different segmentation approaches, one more manual and the other based on machine learning algorithms.

124

Case Study Investment Campaign : Brazilian Treasury Bonds • Promote Brazilian Treasury Bonds through Automated recommendation engine • Same number of submissions across the promotion. +23x Asset allocation Massive Impact on ROI 1 +39x Increase in conversion Note 1: Comparison made between two different segmentation approaches, one more manual and the other based on machine learning algorithms .. 125

Case Study Credit Campaign : Paycheck Loans +7x Loan origination Result from shift in Paycheck Loan Strategy 1 +8x Increase in lead generation Note 1: Comparison made between two different segmentation approaches, one more manual and the other based on machine learning algorithms .. 126

Better Experience 4. App Store 4.8 Google Play 4.7 Prêmio iBest > Best Super App > Best Digital Bank > Best Digital Broker (Investments) NPS 1 84 Note 1: As of September 30 th , 2022. 127

Proven Track Record of Success +24.7MM clients 2 80% organic installs 1 +66% active clients have 3 or more products 1 84 NPS 1 Note 1: As of September 30 th , 2022. Note2: As of December 31 st , 2022. ˜ 128

129 May 2022 Our Credit Underwriting

130 We’ve Enhanced Our Credit Underwriting Engine Resulting in Better Credit Performance ü Strengthened underwriting and credit team ü More sophisticated strategies leveraging cloud - based tools ü Data - driven decision - making ü Constantly improving processes By Taking an Improved Approach ü Lower first payment default (FPD) and better NPL performance ü Better NCO performance ü More accurate ECL estimates ü Higher profits Smarter Credit Decisioning More Resilient Loan Portfolio Positive Financial Results

131 4 Steps to Enhance Our Credit Approach Strengthened Our Credit Team 1 Added Sophisticated T ools & Strategies 2 Increased Our Data - Driven Decision Making 3 Constantly I mproving O ur Processes 4

132 4 Steps to Enhance Our Credit Approach • We expanded credit & underwriting teams • We added experienced execs & data scientists to improve our credit processes 1 Strengthened Our Credit Team

133 4 Steps to Enhance Our Credit Approach • We increased the use of data & cloud - based tools and technology to drive accuracy & responsiveness • We are constantly adding data and evolving models & algorithms to add prediction precision • We strengthened our dynamic approach to refining models and policies with new data and insights Added Sophisticated T ools & Strategies 2

134 4 Steps to Enhance Our Credit Approach • We leverage our proprietary InterLake data repository, a key competitive advantage to feed our machine learning models • Our multiproduct customer relationships provide greater insight & improve credit outcomes Increased Our Data - Driven Decision Making 3

135 4 Steps to Enhance Our Credit Approach • We will continue to add critical expertise to our team • We will continue to build even better tools – data, models, algorithms, and digital solutions • We will continually improve our strategies for underwriting, approval, and recovery Constantly I mproving O ur Processes 4

136 Producing Superior Credit Performance High Credit A pproval Rates 1 Lower FPD & NPL Experience 2 Superior NCO Results 3 Enhanced Profitability and Capital Preservation 4

137 • We leverage our sophisticated underwriting engine to… • Identify more attractive, creditworthy customers while… • Minimizing risk and delinquencies – first payment defaults, past due accounts, and charge - offs Our Approach Our Credit Engine Allows Us to Maintain High Credit Approval Rates

138 • Improved customer insights from data and broader customer relationships • More accurate models, algorithms and strategies • More effective customer targeting 100% 94% 53% 37% 4Q21 1Q22 2Q22 3Q22 Credit Card First Payment Default Experience – 100 Basis Key Drivers Deeper Customer Insights Driving Lower First Payment Defaults

139 Increased Customer Engagement Produces Superior Credit Outcomes • Broader customer relationships produce better credit outcomes • As product uptake increases, default rates and credit experiences improve - More new credit - related accounts & extensions of credit - Higher credit limits & loan amounts - Lower delinquency and NCO rates # Products Products % of Clients with Credit Card Avg. Card Limit Past Due (15 – 90 Days) 1 D2D Banking 13% 3,010 5.7% 2 D2D Banking, Inter Invest 30% 3,914 2.2% 3 D2D Banking, Inter Invest, Cellular Top - Up 42% 4,657 1.4% 4 - 5 D2D Banking, Inter Invest, Cellular Top - Up, Shopping, Inter Seguros 6,517 603 0.9% 6 - 7 D2D Banking, Inter Invest, Cellular Top - Up, Shopping, Inter Seguros , Interpass , Intercel 82% 10,603 0.6% 8+ D2D Banking, Inter Invest, Cellular Top - Up, Shopping, Inter Seguros , Interpass , Intercel , Travel, Cross Border Services 90% 18,706 0.2% As of October 2022 Benefits:

140 Supported by our sophisticated, data - driven approach to: - Customer targeting - Underwriting - Loan management Note 1: NPL over Loans and advances to customers (Over 90 days past due) according to competitor's financial statements for 2 nd and 3 rd quarter of 2022. Note 2 : Legacy Bank 2 and Legacy Bank 3 do not disclose NPL numbers on IFRS Standard s. Note 3: Gross Loan Portfolio including the Anticipation of Credit Card Receivables, disclosed in note 9.a of September 30, 2022, Fina nci al Statements, line “Loans to financial institutions”. Peer Median inter 4.6% 3.1% 3.0% 3.8% 4.5% 4.1% 4.4% 5.1% 2019 2020 2021 3Q22 Inter Median Superior NPL Experience vs. Our Peers Inter NPL vs Peers

141 May 2022 Our Technology

142 The Powerful inter Platform Powers Our Entire Organization… …Making Our Operations Efficient Scalable Secure 1 inter App 2 inter Gateway 3 inter Microservices 4 inter Core 5 inter Cloud inter Platform

143 The Inter Super App 1.0 1 ....with Powerful Attributes & Advantages Single Application Integrated Experience Modern Architecture Easier to Test & Deploy Native Mobile Development Fluid & Fast Application Strong Security Active Fraud Detection

144 1 The First Smart SuperApp Homepage adjusts based on context... ....taking into account client preferences, behavior & location Banners present personalized offers... ....attracting more engagement & spending across our ecosystem The Inter Super App 2.0

145 Phased Launch Throughout 2023 1 Our Execution Plan to Launch Integrated Data Lake Customized Offers via Banners Personas & Recommentation Engine Contextualized Experiences Hyper - Personalization 2.0 Status Iniative ü ü The Inter Super App 2.0

Efficiently Connecting
All Microservices & Infrastructure

2

Inter API
Gateway

"Super Powers" for our Developers


Microservice
Microservice
Microservice
Microservice
API Gateway
Infrastructure
Infrastructure
Infrastructure
Infrastructure

Enabling Product **Developers** to Focus on Building Business Applications

...and **Engineers** to focus on Managing & Enhancing Our Infrastructure

Inspire
More Creativity

Improve
Developer Productivity

Reduce
Costs to Serve

146

147 Modular Microservices Approach 3 2,500 Microservices for All Business Applications Governance Robust & Protects Autonomy & Agility Autonomy for our Developers Agility in Reacting to Market Changes All coded in the most popular programming languages

148 Speed Faster Processing Capabilities Automate More Banking Processes Integrity More Traceable Transactional Data Next - Gen Proprietary Core Banking System Portability Integrate New Countries Faster interCore Banking System Powerful Core Banking System 4

149 interCloud Scalable Cloud - Based Architecture 5 100% Cloud - Based Infrastructure as Code Big Data Lake Best - in - Class 99,999 Uptime Scalable with Easy Access to Capacity Reliable with Built in Redundancies 1st Latin American Bank with ALL Systems in the Cloud

150 Our Data & Analytics

151 We Have Amassed +7 Petabytes of Structured , Diversified Data... DATA is core to EVERYTHING we do at Inter Colleting DATA on how Clients Manage Their Money Colleting DATA on how Clients Use Their Money Superior Experiences More Data Better Insights ....Organized So It’s Just 1 Click Away

152 The Power of Data Is Only as Good As Your Ability to Extract Value Our Data Strategy Accuracy Speed Usability Privacy Our Single Source of Truth: Interlake Accelerated Time - to - Insights by 3x +7k BI dashboards │ +1.5k Users │ Center of Excellence For EVERY. SINGLE. CLIENT. Inter Mind Insights 360 ◦ A.I.

InterMind

Our Powerful Intelligence and Analytics Engine

interMind

+200 Data Analytics Professionals

+50 Data Models

Insights
Machine



Aggregated Insights

360
Vision



InterShop
InterGlobal
InterSeguros
InterBank
InterInvest
360°
InterCredit
App Events
Commerce Plus
Backoffice / Credit Scores / Customer Services / Risk

A.I.
R&D



DELATOR: Money Laundering Detection via Multi-Task Learning on Large Transaction Graphs

153

Insights
Machine

Tracks Consolidated Spending to Drive Business Insights

Classify all client spending across credit, debit & PIX

Identify most relevant products to add to InterShop

Negotiate better take rates



inter
Insights Machine
Análise de consumo das empresas via movimentações de Débito,
Segmento:
farmacia
Meio de pagamento:
(Tudo)
Consumo total
169,1 M
▲5,87% (outubro vs setembro)
Clientes
1,9 M
▲5,31%(outubro vs setembro)
Quantidade
▲6,43%
Quick Insights
Maior número de clientes:
Maior consumo total:





+460bps
0.5%
1.4%
2.8%
4.4%
5.1%
3Q21
4Q21
1Q22
2Q22
3Q22

154

360 Vision

Of every Customer Profile



InterShop
InterGlobal
InterSeguros
InterBank
InterInvest
360°
InterCredit
App Events
Commerce Plus
Backoffice / Credit Scores / Customer Services / Risk

+550
Proprietary Data Points

+4,000
External Data Sources

Provide	Recommend	Underwrite	Maximize
Hyper Personalized Experiences	**Products** Based on Client Profile	**Credit Effectively** with **Customized Pricing**	**Client Satisfaction** & Retention

155

156 Case Study: Personalization Hyper Personalized Experiences Customized homepage highlighting what each clients cares about most Our client Carla (31, RJ) Loves to travel

157 Case Studies: Cross - Sell & Up - Sell Customized Product Recs Based on Client Profile High - rent - paying clients within 5km of “new build” for sale units Inter Rent - to - Mortgage Heat Map Offering high - probability purchase opportunities in a personalized manner Best Fit Recommendations Via Chat Bot

158 Case Study: Customer Service Prioritization Client Satifaction & Retention 81 NPS (2019) 1 84 NPS (2022) 2 Note 1: As of December , 2019. Note 2: As of September , 2022.

159 Overview of Our Financials

160 1. Business Trends 2. Unit Economics Performance 3. Profit Generation Topics to Discuss Today

161 Business Trends 1

162 Scaling Our Attractive Retail Deposit Base 33% 47% 45% 37% 35% 34% 32% 34% 27% 12% 16% 24% 5% 6% 6% 4% 1% 0.5% 1% 1% 6.4 14.2 21.9 28.4 2019 2020 2021 3Q22 Demand Deposits Time Deposits Securities Issued Savings Deposits Other 2 2.8bn 5.2bn 0.9bn 0.5bn 3rd Party Fixed Income 1 Distribution ( R $) Deposits In R$ Billion Stable Deposits Despite 6x Increase in CDI Rate (1Q21 to 3Q22) Banking 72 % CAGR 3 Note 1: Fixed income distribution includes Fixed Income products and Treasury Direct ( Tesouro Direto ). Note 2: Other = Creditors by resources to release. Note 3: Compound annual growth rate between December 31st, 2019 to September 30th, 2022. Note 3: Values of the last day of the period. 3 3 3 3

163 …Which Enables us to Operate with a Low Cost of Funding 5% 8% 10% 12% 13% 3% 5% 6% 8% 8% 3Q21 4Q21 1Q22 2Q22 3Q22 All - in Cost of Funding 1 Percentage Rate Avg. CDI of Quarter All - in Cost of Funding as % of CDI Annualized All - in Cost of Funding 61% 58% 63% 2 Banking 58.1% 63% 58% Note 1: All - in Cost of Funding = (Interest expenses x 4) ÷ (Average of last 2 quarters Interest bearing liabilities). Note 2: 3Q22 Cost of Funding excluding Inter Holding Financeira R$1.2bn debt due from the cash - out paid during the Corporate Reorganization of June 2022 (CDI + 1.95% cost).The unadjusted cost of funding for 3Q22 was 8.6%, resulting is a cost of funding as % of CDI of 63.5%, as disclosed in the Company filings.

164 62% 62% 61% 58% 55% 54% 54% 38% 38% 39% 42% 45% 46% 46% 8 9 12 14 14 16 17 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 Debit Credit 0.96% 0.97% 1.00% 1.03% 1.02% 1.05% 1.06% Blended Interchange Expanding Blended Interchange by Shifting TPV Mix to Credit Card Cards TPV 1 In R$ Billion Banking Note 1: Non - IFRS measure. Note 2: Blended Interchange Rate = (Interchange Revenue / Total Cards TPV)x100. 2

165 Rapidly Growing PIX Volume & Market Share ~8 % Market Share 1 (Transactions) Recurrence in our clients’ daily transactions Reducing operational costs PIX is cheaper than traditional wire transfers or withdrawals Monetization Strategy Floating revenues by increasing demand deposit volumes 53% 51% 52% 52% 51% 51% 51% 47% 49% 48% 48% 49% 49% 49% 37 58 80 94 97 118 138 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 In Out PIX TPV 2 In R$ Billion ~4x Volume Growth in <2 Years Banking Note 1: Market Share (Transactions) based on the Banco Central do Brasil Pix Transaction Statistics, meaning that Inter participated in approximately 8% of all PIX transactions. Inter Client to Int er Client transactions were not considered. Note 2: Non - IFRS measure.

Credit

More than Halfway Through **Repricing** Our Loan Portfolio

~55% of portfolio already repriced

Credit Product	Increment	% of Portfolio (Cumulative)	Repricing Status	Duration
Credit Card		29%	✓	Short-Term
Agribusiness	+3%	32%	✓	Short-Term
SMBs	+14%	46%	✓	Short-Term
Prepayment of CC Receivables	+5%	51%	✓	Short-Term
FGTS	+2%	53%	✓	Medium-Term
Payroll	+21%	74%	In progress	Medium-Term
Real Estate	+26%	100%	In progress	Long-Term

166

Credit

Expanding Yield as the Portfolio Reprices

Interest Margins and Yields


+140bps
14.1%[4]
+170bps
12.7%
+30bps
+110bps
10.7%
11.0%
9.6%
Increasing Yield at a **Faster Rate** than Funding Costs
+20bps
7.8%[3]
+160bps
7.6%
+120bps
6.0%
+190bps
4.8%
2.9%
3Q21
4Q21
1Q22
2Q22
3Q22
Yield on Interest Earning Assets[1]
All-in Cost of Funding[2]

Note 1: Non-IFRS measure. Yield on Interest Earning Assets = ((Interest Income + Income from Securities) * 4) ÷ (Average of 2 Last Quarters Interest Earning Assets).
Note 2: Non-IFRS measure.. All-in Cost of Funding = (Interest expenses x 4) ÷ (Average of last 2 quarters Interest bearing liabilities).
Note 3: The Cost of Funing excludes then Inter Holding Financeira R$1.2bn debt due from the cash-out paid during the Corporate Reorganization of June 2022 (CDI + 1.95% cost). The unadjusted cost of funding for 3Q22 was 8.6%, as disclosed in the Company filings.
Note 4: 3Q22 Adjusted' replaces the effect of non-recurring deflation reported by IPCA in 3Q22 with the adjusted impact of inflation projected by the Focus Report of Brazilian Central Bank for 2023 – see deflation adjustment slide. Adjusted figures are non-IFRS measures, are presented for illustrative purposes only and do not reflect our actual results. The unadjusted Yield on Interest Earning Assets was 13.0%, as disclosed in the Company filings.

167

Credit

...And Expanding
Net Interest Margin

Net Interest Margin


8.4%
8.5%
7.9%
8.3%
8.9% 3
7.3%
7.4%
6.8%
7.0%
7.5% 4
3Q21
4Q21
1Q22
2Q22
3Q22
NIM Based on Interest Earning Assets 1
NIM 2

Note 1: Non-IFRS measure. NIM Based on Interest Earning Assets = (Net Interest Income * 4) ÷ (Average of 2 Last Quarters Interest Earning Assets - Average of 2 Last Quarters Credit Cards Receivables).
Note 2: Non-IFRS measure. NIM = (Net Interest Income * 4) ÷ (Average of 2 Last Quarters Interest Earning Assets).
Note 3: 3Q22 Adjusted replaces the effect of non-recurring deflation reported by IPCA in 3Q22 with the adjusted impact of inflation projected by the Focus Report of Brazilian Central Bank for 2023. Adjusted figures are non-IFRS measures, are presented for illustrative purposes only and do not reflect our actual results. The unadjusted figure for the 3Q22 was 7.5%
Note 4: 3Q22 Adjusted replaces the effect of non-recurring deflation reported by IPCA in 3Q22 with the adjusted impact of inflation projected by the Focus Report of Brazilian Central Bank for 2023. Adjusted figures are non-IFRS measures, are presented for illustrative purposes only and do not reflect our actual results. The unadjusted figure for the 3Q22 was 6.3%

168

169 ü Dynamic underwriting ü New Products (FGTS & Prepayment of CC Receivables) Reaccelerating Credit Originations Credit 5.5 5.8 4.5 4.7 6.5 6.4 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1.4x Growth Originations In R$ Billion

170 842 100 183 3Q22 2017 2020 2021 2019 2018 8.4x 1.8x Brazilian market Disruptive Growth Massively Outpacing the Market Outstanding Loan Balances Indexed to 100 as of January 1, 2017 Credit Sources: Brazilian Central Bank.

171 Real Estate Agribusiness SMBs Credit Card inter 1 Gaining Market Share with Tremendous Upside Credit Credit Market Share % of Outstanding Credit Balances in Brazil Payroll Sources: Brazilian Central Bank. Note 1: Inter consolidation considers credit card, SMBs, payroll, real estate and agribusiness portfolios. 1.8% 0.9% 0.7% 0.1% 0.2% 0.5% 2019 2020 2021 2022 3Q22

172 4.6% 3.1% 3.0% 3.8% 2019 2020 2021 3Q22 NPL>90 Days (including Anticip. of Credit Cards Receivables) …And Consistent Asset Quality NPL >90 Days (%) In R$ Billion Credit Note 1: Gross Loan Portfolio including the Anticipation of Credit Card Receivables, disclosed in note 9.a of September 30, 2022, Fina nc ial Statements, line “Loans to financial institutions”. 1

173 Record Inflows & AUC Despite Volatile Markets Assets Under Custody In R$ Billions 47 49 53 53 62 20 25 30 35 40 45 50 55 60 65 3Q21 4Q21 1Q22 2Q22 3Q22 AUC 2.9bn 2.4bn 2.1bn 3.8bn Net Inflows 1 (R$) 3.0bn Investments

174 Highly Successful Digital Sales Channel Insurance Net Premiums In R$ Million 100 % Digital Sales 1 Insurance 42 43 44 46 69 3Q21 4Q21 1Q22 2Q22 3Q22 +64% .. Note 1: Approximated figured considering all sales in 9M22. ˜

175 InterShop Gaining Market Share InterShop 1.8 % GMV Market Share in Brazil 1 InterShop GMV In R$ Billion 1.2 3.5 4.1 2020 2021 LTM 3Q22 Note 1: InterShop GMV of the LTM 3Q22 divided by 2022 market size estimates from Oliver Wyman Banking & Commerce analysis. Note 2: LTM 3Q22 considers InterShop`s GMV between October 1 st , 2021 and September 30 rd , 2022. 2

176 Expanding Take Rates by Delivering a Stronger Seller Value Proposition Net Take Rate % of TPV 0.5% 1.4% 2.8% 4.4% 5.1% 3Q21 4Q21 1Q22 2Q22 3Q22 +460 bps InterShop

177 Early Success in Ramping Our New Global Account Product Global Accounts In Thousands 50 141 501 1Q22 2Q22 3Q22 +10x + 5,500 New Global Accounts Opened per Business Day 1 How do we monetize? ü Interchange ü Marketplace Take Rate ü FX Fees ü Interest on Float Global Account Note 1: During the 3Q22.

178 Unit Economics Performance 2

179 Value Creation Formula 1 Revenue Growth = More Engagement More Clients x x x 2 Cost Efficiencies 3 Profit Generation Low Cost to Serve Low Cost of Funding Low Cost of Risk Low Cost to Acquire x x x + All While Having a Low - Risk Credit Profile More Products More ARPAC

180 Revenue Growth 1 More Engagement More Products More ARPAC More Clients x x x

181 1.5 4.1 8.5 16.3 24.7 0.0 5.0 10.0 15.0 20.0 25.0 2018 2019 2020 2021 2022 16x Client Growth in <5 Years Rapid Client Growth Total Clients in Millions More Clients

182 1 3 4 8 8 2018 2019 2020 2021 2022 Accelerating Net New Client Growth Net New Clients Total Clients in Millions ~8 million Net New Clients 2 Consecutive Years More Clients

183 36% 39% 14% 30% 15% 19% 13% 8% 22% 4% Brazil Inter Up to 25 26-35 36-45 46-55 56+ Diversified Client Base % of Population & Inter Active Clients …with a Focus on a Younger Demographic Opportunity to Grow with Clients Throughout their Financial Lives ~ 70 % Clients <35 Years Old More Clients Note 1: Current average age considering all Inter active accounts. Note 2: IBGE. PNAD Contínua 3Q22. 1 2

184 …and Balanced Across All Income Ranges More Clients Note 1: Inter : Current average declared income considering all active accounts, excluding clients with last declared income as R$940 ,0 0. Note 2: IBGE. PNAD Contínua 3Q22. 40% 18% 31% 28% 13% 18% 9% 16% 4% 15% Brazil Inter <= 1 MW 1-2 MW 2-3 MW 3-5 MW 5-10 MW 10-20 MW >20 MW 54 % Clients earn more than 2 minimum wages 1 2 Current Average Declared Income % of Population & Inter Active Clients

185 … Diversified Across Brazil Active Clients by States % of Total, as of 3Q22 More Clients 25% 10% 9% 7% 4% 22% 10% 8% 7% 5% SP MG RJ BA PR % of Inter Clients % of the Brazilian Population 1 Geo Split Mirrors Population % of Population & Inter Active Clients Note 1: Figures from IBGE - Population Estimates for July 1, 2021. Note 2: As of September 30 th , 2022. São Paulo Minas Gerais Rio de Janeiro 2

186 0 200 400 600 800 1,000 1,200 1,400 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 Card TPV per Active Client 1 Credit & Debit Card Volume In R $ Quarters of Relationship ~ 5x Increase Increasing Volumes as Cohorts Mature More Engagement Note 1: Considers all account holders credit and debit transactions per cohort. Note 2: Considers all account holders PIX, credit and debit transactions per cohort. Monthly TPV per Active Client 2 PIX, Credit & Debit Card Volume In R $ 0 1,000 2,000 3,000 4,000 5,000 6,000 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 Quarters of Relationship 3Q22 1Q18 3Q22 1Q18

187 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 More Engagement Clients Consistently Grow Their Deposits 3Q22 1Q18 Average Client Deposits by Cohort In R $ Quarters of Relationship

188 Clients Choose Inter as their Primary Bank Account 35 40 45 50 55 60 65 70 75 80 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 3Q22 1Q21 Primary Bank Relationship 1 % of Clients + 60 % Primary Banking Relationships More Engagement Note 1: Customers who had 50% or more of their monthly income after tax flowing in their Inter account during the month .. Quarters of Relationship

189 …While Adopting More Products Across Our Ecosystem 3Q22 1Q22 4Q21 3Q21 2Q21 4Q20 2Q20 3Q20 1Q20 4Q19 3Q19 1Q19 2Q22 1Q21 2Q19 66% 42% 3 or More Products Active Clients with 3 or More Products % of Total Active Clients More Engagement Note 1: % of active clients that consumes three or more products in the end of the quarters. Were considered 73 products or group of fe atures, such as transactional banking services (PIX + wire transfers + withdraws), shopping purchases, credit card transactions, etc.

190 Revenue Mix Shifitng to Fee Income & Short Duration Loans % of Total Gross Revenue 1 2 2 2 Increasing Revenue Diversification More Products Note 1: Manuegiral Figures in BACEN GAAP. Note 2: Manegirial Figures in IFRS. 26% 82% 74% 18% 2018 2019 2020 2021 3Q22 LTM Fees & Short Duration Loans Long-Duration Loans 2 +10 Products +2 Products

191 Positive ARPAC Trends ARPAC In R$, Monthly Note 1: 3Q22 Adjusted’ replaces the effect of non - recurring deflation reported by IPCA in 3Q22 with the adjusted impact of inflation pr ojected by the Focus Report of Brazilian Central Bank for 2023. Adjusted figures are non - IFRS measures, are presented for illust rative purposes only and do not reflect our actual results. The unadjusted figures for ARPAC Gross and ARPAC Net was R$ 46 ansd R$ 29, respectively, as disclosed in the Company Filings. 28 28 31 35 34 32 33 32 32 37 45 46 47 50 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 Adjusted ARPAC Net of Interest Expenses ARPAC Gross of Interest Expenses More ARPAC 1

192 R$16 R$13 R$21 Fee-Based ARPAC Liquidity Income from Deposits Interest Income from Loans Total ARPAC Benefits from Diverse Product Mix 3Q22 Gross ARPAC Composition 1 In R $, Monthly R$ 50 More ARPAC Note 1: N on - IFRS measures .. “ 3Q22 Adjusted” replaces the effect of non - recurring deflation reported by IPCA in 3Q22 with the adjusted impact of inflation pro jected by the Focus Report of Brazilian Central Bank for 2023. Adjusted figures are non - IFRS measures, are presented for illustr ative purposes only and do not reflect our actual results. The unadjusted figures for ARPAC Gross and ARPAC Net was R$ 46 and R$ 2 9, respectively, as disclosed in the Company Filings. 32% 26% 42%

193 0 5 10 15 20 25 30 35 40 45 50 55 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 Quarters of Relationship 3Q22 1Q18 More ARPAC Monthly Net ARPAC by Cohort In R $ R$ 50 Mature ARPAC Note 1: Values for first quarters of relationship for 2018 cohorts are approximations. 1 R$ 33 Avg. ARPAC 0 10 20 30 40 50 60 70 80 90 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 Monthly Gross ARPAC by Cohort In R $ R$ 50 Avg. ARPAC R$ 80 Mature ARPAC Quarters of Relationship ARPAC Rapidly Growing Across All Cohorts 3Q22 1Q18 1

194 Gross Revenue 1 in R$ Billions x More Clients x More Engagement x More Products x More ARPAC = Rapid Revenue Growth 86 % CAGR More Revenue 1.0 1.4 3.1 5.5 0 1 2 3 4 5 6 2019 2020 2021 LTM 3Q 2022 Note 1: Gross Revenue = Interest income calculated using the effective interest method + (Revenue from services and commissions – cashba ck expenses) + Income from securities + Net gains / (losses) from derivatives + Other Revenue.

195 Net Fee - Based Income 1 Net Interest Income 1 More Clients Are Starting Their Journey with Fee - Based Income More Revenue Revenue Mix in the First Quarter of Each Cohort 1 % of Net Revenue 89% 11% 73% 27% 4Q19 3Q22 Clients Are Adopting Fee - Based Revenue Earlier in Their Journey Note 1: Managerial information of the Income by Cohort ..

196 Exponential Fee - Based Income Growth 9x Growth More Revenue 0.2 0.5 1.0 1.6 2019 2020 2021 LTM 3Q 2022 Note 1: Gross Fee Revenue = Revenues from services and commissions + Other revenues - Cashback expenses. Non - IFRS mesures. Gross Fee Income 1 in R$ Billions

197 35% Inter Digital Bank 2 Digital Bank 3 Legacy Bank 3 Legacy Bank 2 Legacy Bank 1 Digital Bank 1 Net Fee Income Ratio 1 % of Total Net Revenue Fee Income Ratio Far Exceeding Banking Peers 0.2x Higher than Peer Median More Revenue 28% Median Note 1: Net Fee Income Ratio = ( Revenue from services and commissions + Other revenue) / Revenue. Fee income ratio according to competitor's financial statements as the 3rd quarter of 2022.

198 Cost Efficiencies Low Cost to Acquire Low Cost to Serve Low Cost of Funding Low Cost of Risk 2

199 Mapping Key Economic Indicators Across the Income Statement Cost of Funding 35% 20% 45% Cost of Funding Cost of Risk Cost to Serve + Cost to Acquire Cost of Risk Cost to Serve + Cost to Acquire INCOME STATEMENT 9M22 Interest income calculated using the effective interest method 1,932 Interest expenses (1,381) Net interest income 550 Revenues from services and commissions 694 Expenses from services and commissions (94) Net result from services and commissions 599 Income from securities 1,096 Net gains / (losses) from derivatives 14 Other revenues 301 Revenues 2,561 Impairment losses on financial assets (819) Personal expense (494) Depreciation and amortization (108) Other administrative expenses (1,285) Income from equity interests in affiliates (14) Profit / (loss) before income tax (158) Current income tax and social contribution (96) Deferred income tax and social contribution 212 Income tax benefit 115 Profit / (loss) for the quarter (43)

Low Cost to **Acquire**

Supported by Word-of-Mouth Referrals & Strong Brand

~80%

Organic Client Acquisitions[3]

Client Acquisition Cost (CAC)[1]

In R$


R$ 33
Median
15%
Lower Cost than Digital Peer Median
28
Inter
Digital Bank 1
Digital Bank 2

Note 1: CAC according to competitors' releases as the 3rd quarter of 2022. CAC for Inter is the average cost to add a client to the platform, considering operating expenses for opening an account - such as onboarding personnel, embossing and sending cards and digital marketing expenses – divided by the number accounts opened. CAC for competitors may be differently calculated and measures might not be comparable.
Note 2: Digital Bank 3 and Legacy Banks 1, 2 and 3 do not disclosure the Cost to acquire.
Note 3: Source: Google Play and Apple Store. number of App Installs from Search, Navigation and Referrals. Does not include installs coming from paid media sources

200

201 17 Inter Legacy Bank 1 Digital Bank 3 Legacy Bank 3 Legacy Bank 2 Digital Bank 2 Digital Bank 1 Low Cost to Serve Superior Cost to Serve Despite Being Earlier in Our Client Acquisition Journey Note 1: ((Personnel Expenses+ Other Administrative Expenses − Cashback Expenses −Total CAC) ÷ 3) / Average of the last 2 quarters Active Clients .. Cost - to - Serve according to the competitors’ financial statements as the 3rd quarter of 2022 and other public documents. R$ 53 Median 70% Lower Cost than Peer Average & 68% Lower than Median Cost to Serve 1 In R $, Monthly R$ 59 Average

202 38% Inter Digital Bank 1 Digital Bank 3 Digital Bank 2 Legacy Bank 3 Legacy Bank 1 Legacy Bank 2 Supported by Our Growing Base of Retail Deposits Note 1: Peers and Inter figures in IFRS. Peers figures according to the competitors’ financial statements as the 3rd quarter of 2022 an d other public documents. Average total funding over Demand Deposits. Digital Bank 1 does not have Demand Deposits. Far Exceeding Our Digital Banking & Traditional Banking Peers Demand Deposits 1 % of Total Funding Low Cost of Funding 3% Median 15x Higher than Peer Median

Low Cost of **Funding**

Significantly Lower Cost than Both Legacy & Digital Banks



Funding Cost[1]
% of CDI[3]
~50%
Lower Cost than Digital Banks
58%
80%
90% - 120%
Inter[4]
Legacy Banks[2]
Digital Banks[2]

Note 1: Cost of funding = (Interest Expenses x 4) ÷ (Last 2 Quarters Average of Total Funding). For Inter the rate excludes holding debt, R$1.2bn debt due from the cash-out paid during the Corporate Reorganization of June 2022 (CDI + 1.95% cost).
Note 2: Peers figures according to the competitors' financial statements as the 3rd quarter of 2022 and other public documents.
Note 3: For the quarter ending in Sept 30th , 2022, the CDI rate considered was 13.5% .
Note 4: 3Q22 Cost of Funding excluding Inter Holding Financeira R$1.2bn debt due from the cash-out paid during the Corporate Reorganization of June 2022 (CDI + 1.95% cost).The unadjusted cost of funding for 3Q22 was 8.6%, resulting is a cost of funding as % of CDI of 63.5%, as disclosed in the Company filings.

203

204 3.8% Inter adjusted Digital Bank 3 Digital Bank 2 Digital Bank 1 Legacy Bank 1 Legacy Bank 2 Legacy Bank 3 +70 % Collateralized Loan Portfolio Lower 3Q22 Non - Performing Loans Supported by Our Structurally Low - Risk Portfolio Non - Performing Loans 2 30 % Lower than Peer Median Note 1 : Gross Loan Portfolio including the Anticipation of Credit Card Receivables, disclosed in note 9.a of September 30, 2022, Fi nan cial Statements, line “Loans to financial institutions”. Note 2: Peers figures according to the competitors’ financial statements as the 3rd quarter of 2022 and other public documents. For t he peers the NPL ratio for Retail was considered. In case the number was not disclosed, the overall ratio was considered. 1 4.9% Median/Average

205 Peer Median inter Consistently Lower Non - Performing Loans 1 4.6% 3.1% 3.0% 3.8% 4.5% 4.1% 4.4% 5.1% 2019 2020 2021 3Q22 Inter Median .. Note 1 : Gross Loan Portfolio including the Anticipation of Credit Card Receivables, disclosed in note 9.a of September 30, 2022, Fi nan cial Statements, line “Loans to financial institutions”. Peers figures according to the competitors’ financial statements as the 3rd quarter of 2022 and other public documents. For the peers the NPL ratio for Retail was considered. In case the number was not disclosed, the overall ratio was co nsidered.

206 0.4% Inter Digital Bank 1 Digital Bank 3 Legacy Bank 2 Legacy Bank 3 Legacy Bank 1 Digital Bank 2 .. Note 1: Total of write - offs over total average loan balance of the last two quarters according to competitor's financial statements f or 2 nd and 3 rd quarter of 2022 For the ratio the write - off balance considers the annualized for 12 months. Net Charge Offs % Write - offs Net of Recoveries Divided by Average Loan Balance 1 5x Lower than Peer Median 2.2% Median Lower Net Charge Offs

207 Highly Profitable on a Unit Basis Payback in <3 Quarters 25x LTV 1 / CAC Ratio 2 Conservative Assumptions • 10 - Year Lifetime • R$80 Max ARPAC • 3% Annual Inflation • 39% Contribution Margin 3 (on Gross Revenue) • 17% Discount Rate • R$25 CAC (Avg. 1Q18 - 3Q22 total clients) Note 1: LTV= Sum of the estimate average revenue per client throughout his lifespan as as customer, discounted by 17% and adjusted f o r inflation. Note 2: The average cost to add a client to the platform considers operating expenses for opening an account - such as onboarding person nel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of acc ounts opened in the quarter. Note 3: Contribution Margin = (Total Gross Revenues - Fixed Expenses) / Total Gross Revenues ˜ Cumulative Contribution 3 Margin Less CAC Average of Quarterly Cohorts (1Q18 – 3Q22) 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 Quarters of Relationship

208 Profit Generation 3

209 All While Maintaining a Fortress Balance Sheet Assets R$44 billion Liabilities R$37 billion Equity R$7 billion Balance Sheet As of 9/30/2022 29.8 % Tier 1 Capital 4 58 % Cost of Funding (% of CDI) 3 141 % Coverage Ratio 2 38 % Liquidity / Assets 1 Note 1: Cash & Cash Equivalents + Securities + Other Assets + Provision for Expected Loss) ÷ Total Assets. As of September 30 th , 2022. Note 2: Provision for expected loss ÷ (NPL > 90 days). Note 3: Ajusted Cost of Funding % of CDI excludes the non - recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Central Bank, divided by four. As of September 30 th , 2022. 3Q22 Cost of Funding excluding Inter Holding Financeira R$1.2bn debt due from the cash - out paid during the Corporate Reorganization of June 2022 (CDI + 1.95% cost).The unadjusted cost of funding for 3Q22 was 8.6%, resulting is a cost of funding as % of CDI of 63.5%, as disclosed in the Compan y f ilings. Note 4: As of September 30 th , 2022.

210 283% 180% 108% 93% 51% 2018 2019 2020 2021 2022 % of Net New Clients ÷ Prior Period Total Clients Lower Growth Impact Net New Clients % of Prior Period Total Clients

211 Efficiency Ratio % Expenses 1 Divided by Net Revenue 2 93% 74% 72% 70% 65% 70% 75% 80% 85% 90% 95% 4Q21 1Q22 2Q22 3Q22 3 Note 1: Expenses = (Personnel Expenses + Other Administrative Expenses). Note 2: Net Revenues = (NII + Net result from Services and Commissions + Income from Securities + Net gains (or losses) from Derivati ves + Other Revenue – Tax Expenses). Note 3: ‘3Q22 Adjusted’ excludes the non - recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Fo cus Report of Brazilian Central Bank, divided by four. (https:// www.bcb.gov.br / publicacoes / focus ). The unadjusted value for 3Q22 was 78.3%. Strong Operating Leverage ü Technology capex already deployed ü Improving vendor contract terms ü Flat & productive employee base ü Majority of products already launched ü NIM expansion as long duration portfolio reprices

212 30% Inter Legacy Bank 2 Legacy Bank 1 Legacy Bank 3 Digital Bank 2 Digital Bank 3 Digital Bank 1 Note 1: CET1 according to competitor's financial statements as the 3rd quarter of 2022. Note 2: Adjusted numbers do not reflect actual result. Inter Holding Financeira R$1.2bn debt due from the cash - out paid during the Corporate Reorganization of June 2022 (CDI + 1.95% cost). Note 3 : Digital bank 1 does not disclose a CET 1 Ratio Common Equity Tier (CET) 1 Ratio 1 Strong Balance Sheet with Tier 1 Capital Exceeding Banking Peers 2x Higher than Peer Median 16% Median 25% ex. Holding debt 2 N/A 3

Steady-State Path to ~30% ROE



+8pp
+8pp
+11pp
Ex. Growth Investments
Full Repricing
Capital Efficiency
9%
17%
28%
ROE 3Q22 Adj.[1]
CAC Expenses[2]
ECL Expenses[3]
Personnel Expenses[7]
ROE PF 1[4]
Real State[4]
Payroll[5]
Holding Debt[7]
ROE PF 2[6]
Capital Ex[7]
ROE PF 3[8]

Note 1: 3Q22 Adjusted replaces the effect of non-recurring deflation reported by IPCA in 3Q22 with the adjusted impact of inflation projected by the Focus Report of Brazilian Central Bank for 2023. Adjusted figures are non-IFRS measures, are presented for illustrative purposes only and do not reflect our actual results. **Note 2:** R$ 28 x 3Q22 Net new clients; **Note 3:** Regarding 100% of 3Q22 new Credit Clients; **Note 4:** Considering the same market ratio (clients / employee), reducing Personnel Expenses; **Note 5:** Increase in revenues considering the whole portfolio applying the actual origination rates; **Note 6:** If we had paid the debt in June/30, would have less 34 mm of debt expenses and less 19 mm of Treasury; **Note 7:** Capital Efficiency = Decreasing the capital excess to reach Basel Ratio of 15% + decrease in treasury income regarding the cash loss; **Note 8:** ROE PF = ROE Pro Forma.

213

214 + = 4 Revenue Growth ~ 60 Million Clients 1 by 2027 1 Growth in Clients & ARPAC Strategic Flexibility Cost Efficiencies 2 ~ 30 % Efficiency Ratio 2 by 2027 Low - Cost Advantages Profit Generation 3 ~ 30 % ROE 3 by 2027 Powerful Profit Engine Balance Sheet Strength to Deploy Capital Upside to create incremental shareholder value • Pursue Selective M&A • Return Cash to Shareholders • Optimize Capital Structure Plan to Generate Shareholder Value Note 1: Total Number Clients. Products from all business verticals are considered. Note 2: Efficiency Ratio = (Personnel Expenses + Other Administrative Expenses) / (NII + Net result from Services and Commissions + I nc ome from Securities + Net gains (or losses) from Derivatives + Other Revenue – Tax Expenses) Note 3: ROE = Profit / (loss) for the year ÷ Average of last 2 years Shareholders Equity.

215